SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-35223

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BioLineRx Ltd.

(Translation of registrant’s name into English)

_______________________

2 HaMa’ayan Street
Modi’in 7177871, Israel

 (Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

BioLineRx Ltd. (the “Company”) today announced the results of the Company’s Annual General Meeting of Shareholders (the “Meeting”), which was held on September 23, 2026, at 3:00 p.m. (Israel time).

At the Meeting, the Company’s shareholders voted upon and approved, by the requisite majority in accordance with the Israel Companies Law, 5759-1999 and the Company’s articles of association (the “Articles of Association”), each of the proposals set forth in the Company’s proxy statement for the Meeting, which was attached as Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on August 18, 2026. Accordingly, the following proposals were adopted at the Meeting:

1.	Proposal 1 – the re-election of Dr. Aharon Schwartz, Dr. Sandra Panem and Dr. Shaoyu Yan as Class III directors, each to serve until the Company’s annual general meeting of shareholders to be held in 2029, and until their respective successors have been duly elected and qualified.

2.	Proposal 2 – the increase in the Company’s authorized share capital and to amend the Company’s Articles of Association accordingly.

3.	Proposal 3 – the grant of equity-based compensation, in the form of options and performance stock units, to Philip Serlin, the Company’s Chief Executive Officer.

4.	Proposal 4 – the grant of equity-based compensation, in the form of options, to certain directors of the Company.

5.	Proposal 5 – the reappointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the Company’s next annual general meeting of shareholders, and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: September 24, 2026